Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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27/02/2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 27 Feb 2004 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

3/9

FOR IMMEDIATE RELEASE
26 FEBRUARY 2004

SAM'S
SEAFOOD
From The Sea To The Table

Sam's Seafood Continues Earnings Growth for Third Consecutive Year

BRISBANE: Sam's Seafood delivered news today of its third consecutive year of positive earnings to the Australian Stock Exchange for the period ended 31 December 2003.

The consolidated revenue from operating activities for the Half Year period was $29.4 million up 13.8% on the previous half yearly result of $25.8 million. Profit after tax increased by 15% to $1.16 million in comparison to 2002's figure of $1.009 million. This result has been achieved despite the initial setup cost associated with the establishment of the franchise division, the stellar performance of the Australian dollar and its effect on the European and US export markets.

Sam's Seafood Chairman, Grahame Denovan said "I am proud of the Company's performance regardless of the buoyant local currency and its unforeseen impact on our export market. Our recent acquisitions have created plentiful opportunities for market leadership across a range of diverse sectors ensuring that our overall position remains extremely positive for the Full Year. Our internal resources are firmly focused on taking commercial advantage of the growing domestic demand for our products."

The Company has announced that it will pay a 3.5 cents dividend fully franked to shareholders on 29 June 2004. The dividend equals the 2003 Interim dividend which was paid on 1 July last year. The Company's Preference Shares will continue to attract an 8% return as per the original issue prospectus.

Mr Denovan added "I am pleased to announce that Sam's Seafood remains on target to achieve a 30% increase in Net Profit After Tax (NPAT) as previously forecast for the Full Year. This result is testimony to our position as a fully diversified Company which I believe illustrates our maturity as a progressive business."

The result equates to a total earnings per share (EPS) of 4.8 cents resulting in an EPS of 3.3 cents following the 1.5 cents Preference Share allowance. This methodology is in compliance with the Australian accounting standards.

The recent proposed divestment of Sam's Seafood's processing and distribution centre at Eagle Farm will further improve the Company's bottom line with the contribution of over $1 million profit before tax to the Group for the second half of the current financial year. This provisional sale is part of a range of initiatives designed to strengthen the Company's balance sheet through a reduction in borrowings.

Future revenues will be derived from a number of different operating sectors within the Group including domestic sales expansion, a strong Asian export demand, recurring income from franchise activities, both within the fresh seafood and fast food markets.

FOR MORE INFORMATION:

Grahame Denovan
Chairman
Sam's Seafood Holdings Limited
Mobile: 0418 212 474

Anna Whybird
Corporate Services Manager
Sam's Seafood Holdings Limited
Telephone: (07) 3131 4136
Mobile: 0400 611 155

Appendix 4D

Half Yearly Report

Name of entity

Sam's Seafood Holdings Limited

ABN or equivalent company reference	Half year/financial year ended ('current period')
45 098 448 269	**31 December 2003**

Results for announcement to the market

				$A'000
Revenues from ordinary activities	up	13.8%	to	29,400
Profit from ordinary activities after tax attributable to members	up	15.0%	to	1,161

Dividends	Amount per share	Franked amount per share
2003 Interim dividend - ordinary share	3.5 cents	3.5 cents
2004 Interim dividend – ordinary share	3.5 cents	3.5 cents

Record date for determining entitlements to the interim dividend	13 May 2004
Date the interim dividend is payable	29 June 2004

Commentary on these results and additional ASX lodgement requirements are contained in the attached Half Year Financial Report and Earning Release

SAM'S SEAFOOD HOLDINGS LIMITED

A.B.N. 45 098 448 269

FINANCIAL REPORT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

The Directors present their report together with the financial statements of Sam's Seafood Holdings Limited ("The Company") and its controlled entities, referred to collectively as the Group, for the half year ended 31 December 2003 and the auditors' independent review report thereon.

DIRECTORS

The following Directors were in office, unless otherwise stated, during the period from 1 July 2003 to the date of this report:

Grahame Denovan	– Non-Executive Director and Chairman
Nicholas Noutsatos	– Managing Director
Richard Abel	– Non Executive Director
Bill Matthews	– Executive Director
Adrian Vos	– Non-Executive Director

GROUP RESULT

The consolidated revenue from operating activities for the period ended 31 December 2003 was $29.4 million (2002 $25.837 million). The net consolidated profit from ordinary activities after tax for the period was $1.16 million (2002 $1.009 million).

REVIEW OF BUSINESS OPERATIONS

Retail Division - our three retail shops located at Hamilton, Sunshine Coast and Gladstone all delivered strong growth and revenue to the Group during the reporting period. The retail division is expected to be further strengthened with plans to open three more retail outlets in Toowoomba and Brisbane's western and northern suburbs under the fresh retail franchise model in the second half of the calendar year.

Wholesale Division – this division recorded strong growth throughout the 'fish and chips', clubs and hotels, restaurant and supermarket sectors. Our sales to the major supermarket chains and independent stores have recorded substantial revenue gains during the first half, with the expectation to gain more market share in Queensland in the second half of the financial year.

It is anticipated that the growth from the 'fish and chips' sector will be substantially higher in the second half, after the amalgamation of Seaborn Seafood business in November 2003.

REVIEW OF BUSINESS OPERATIONS (CONTINUED)

Export Division – the unexpected high appreciation of the Australian Dollar during the reporting period resulted in a 46% drop in export revenue to the European market. The Group is currently reviewing this division and has channelled resources back to the domestic market which continues to deliver strong growth for the Group.

Since the incorporation of Enterprise Fisheries operations into the Group at the beginning of January 2004, there have been encouraging signs coming from the South-East Asian market where we have been able to export large quantities of scallops with satisfactory margins to this market. Demand for scallops and other seafood products into this region are expected to be remain strong in the second half, which will help offset the slow-down in other export markets.

Restaurant and Fast Food Division – during the first half, we established another restaurant at a prominent position on the Gold Coast, Queensland, promoting Sam's brand name. The arrangements for this restaurant are similar to Sam's on Suttons, where an external entity is running the business under an exclusive Management Rights Agreement. We will continue to look for similar opportunities in future to promote our brand name and image to the market, not only in south-east Queensland, but in other states as well.

A new fast food franchise division was established during the first half. This is an exciting new business venture for the Group and it is expected that this division will help the Group to acquire more market share in Australia quickly, as well as deliver more sales revenue to the wholesale division, generating repeated royalty income from the franchise stores for the Group.

The first two franchise stores were established in Brisbane and Sunshine Coast in December 2003. The newly established franchise team is currently working towards setting up six (6) more secured stores in the next three months including the first interstate one at Martin Place, in Sydney.

Due to the initial start-up costs involved in setting up the franchise division, staff recruitment, product research and development etc, the fast food division generated significant overhead to the Group during the reporting period. We expect that the incoming revenue to be generated as more franchise stores are being rolled out, will justify the initial set up costs in the second half and future financial periods.

Property Division – Sam's Seafood Properties Limited, a wholly owned subsidiary of the Company, is holding a significant property portfolio, as a result of business acquisitions and property development for the business.

The Directors of the Company are currently reviewing our property division with a view to capitalising on some properties by entering sale and lease back agreements or straight sale agreements, so as to improve our debt to equity ratio, strengthen our balance sheet, and generate more cash flow to support the fast growing wholesale operation.

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

On 18 February 2004, Sam's Seafood Properties Limited entered into a sale and lease back agreement to sell its newly built cold store, with a prominent Brisbane based property syndication company for $6.6 million.

This transaction will contribute over $1 million profit before tax to the Group in the second half of the financial year.

ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amount in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made and signed in accordance with a resolution of Directors.

Grahame Denovan
Chairman

Brisbane, 26 February 2004

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sam's Seafood Holdings Limited, we stated that:

In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

 (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance as represented by the results of its operations and its cash flows, for the half-year ended on that date: and

 (ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) there are reasonable grounds to believe that the Company will be able to pay their debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Grahame Denovan
Chairman

Brisbane, 26 February 2004

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

		Consolidated	
	Note	December 2003 $'000	December 2002 $'000
Revenue from ordinary activities	2	29,400	25,837
Expenses from ordinary activities	3	27,625	24,185
Profit from ordinary activities before tax		**1,775**	**1,652**
Income tax on ordinary activities		614	643
Net profit attributable to members		**1,161**	**1,009**
Total changes in equity not resulting from transactions with owners as owners		**1,161**	**1,009**
Basic EPS		3.3 cents	4.3 cents
Diluted EPS		3.3 cents	4.3 cents

The accompanying notes form part of this Consolidated Statement of Financial Performance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

		Consolidated	
		December 2003 $'000	June 2003 $'000
CURRENT ASSETS			
Cash		735	5,322
Receivables		6,410	4,475
Inventory		15,069	12,409
Other		93	244
TOTAL CURRENT ASSETS		**22,307**	**22,450**
NON-CURRENT ASSETS			
Property, plant and equipment		19,648	16,425
Deferred tax assets		199	206
Intangibles (net)		18,505	17,061
TOTAL NON-CURRENT ASSETS		**38,352**	**33,692**
TOTAL ASSETS		**60,659**	**56,142**
CURRENT LIABILITIES			
Payables		4,667	4,392
Interest bearing liabilities		2,995	2,569
Tax liabilities		2,074	1,583
Provisions		284	1,133
TOTAL CURRENT LIABILITIES		**10,020**	**9,677**
NON-CURRENT LIABILITIES			
Interest bearing liabilities		17,533	14,802
Deferred tax liabilities		199	84
Provisions		46	51
TOTAL NON-CURRENT LIABILITIES		**17,778**	**14,937**
TOTAL LIABILITIES		**27,798**	**24,614**
NET ASSETS		**32,861**	**31,528**
EQUITY			
Contributed equity		30,526	29,159
Retained profits		2,335	2,369
TOTAL EQUITY		**32,861**	**31,528**

The accompanying notes form part of this Consolidated Statement of Financial Position.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

		Consolidated	
		December 2003 $'000	December 2002 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		27,618	23,457
Payments to suppliers and employees		(27,219)	(21,462)
Interest received		8	37
Interest paid		(588)	(276)
NET OPERATING CASH FLOWS		**(181)**	**1,756**
CASH FLOW FROM INVESTING ACTIVITIES			
Payment for purchases of property, plant and equipment		(4,595)	(6,653)
Proceeds from sale of property, plant and equipment		1,307	13
Payment for stamp duty		-	(1,037)
Payment for intangibles		(627)	(56)
NET INVESTING CASH FLOWS		**(3,915)**	**(7,733)**
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from issues of shares		-	1,050
Proceeds from borrowings		5,543	6,150
Repayment of borrowings		(2,562)	(1,672)
Loans to related entities		(2,810)	(165)
Dividends paid		(661)	(165)
NET FINANCING CASH FLOWS		**(490)**	**5,198**
NET INCREASE / (DECREASE) IN CASH HELD		**(4,586)**	**(779)**
CASH AT THE BEGINNING OF THE HALF YEAR		**5,321**	**(897)**
CASH AT THE END OF THE HALF-YEAR		**735**	**(1,676)**

The accompanying notes form part of this Consolidated Statement of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half year financial report does not include all notes of the type normally included within the annual financial report.

The half-year financial report should be read in conjunction with the Annual Report of Sam's Seafood Holdings Limited as at 30 June 2003 together with any public announcements made by Sam's Seafood Holdings Limited and its controlled entities during the half-year ended 31 December 2003, in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards including AASB 1029 " Interim Financial Reporting" and other mandatory professional reporting requirements, (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board.

b) Changes in accounting policies and estimation methods

The accounting policies and estimation methods are consistent with those applied in the 30 June 2003 financial report and corresponding half-year period.

2. REVENUE FROM ORDINARY ACTIVITIES

		Consolidated	
		December 2003 $'000	December 2002 $'000
Revenue			
Revenue from sales or services		29,066	25,743
Interest revenue		135	39
Other revenue		199	55
		29,400	25,837

3. EXPENSES FROM ORDINARY ACTIVITIES

		Consolidated	
		December 2003 $'000	December 2002 $'000
Expenses			
Cost of goods sold		19,739	17,765
Employees Benefits		3,625	3,448
Depreciation and Amortisation excluding intangibles		522	313
Amortisation of Intangibles		474	426
Borrowing costs		588	358
Others		2,677	1,848
		27,625	24,185

4. DIVIDENDS

		Consolidated	
		December 2003 $'000	December 2002 $'000
Dividends			
Dividends provided for or paid during the period			
Class of share			
Ordinary		1,677	1,399
Converting Preference		353	-
		2,030	1,399

Since the end of the half-year the directors have recommended the payment of an interim dividend of 3.5 cents (2003 – 3.5 cents) per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 29 June 2004 out of retained profits at the end of the half year, but not recognised as a liability, is $850,246 (2003 - $835,063)

5. CONTIGENT LIABILITIES

The consolidated entity does not have any contingent liabilities.

6. SEGMENT INFORMATION

Primary Reporting – Business Segments

	Seafood Sales and Distribution		Restaurant and Catering		Inter-segment eliminations		Consolidated	
	Dec'03 $000	Dec'02 $000	Dec'03 $000	Dec'02 $000	Dec'03 $000	Dec'02 $000	Dec'03 $000	Dec'02 $000
Total segment revenue	26,867	24,359	2,533	1,694	-	(216)	29,400	25,837
Segment result	1,193	1,889	582	(237)	-	-	1,775	1,652
Unallocated revenue less unallocated expenses							-	-
Profit from ordinary activities before income tax expense							1,775	1,652

7. EVENT SUBSEQUENT TO BALANCE DATE

Subsequent to balance date the consolidated entity announced on 19 February 2004 that it entered into a Heads of Agreement for the sale and lease back of its cold store facility at 164 Lavarack Avenue, Eagle Farm Queensland to a prominent Queensland-based property syndication company, NHLS & Co.

The contract price for the land and building is $6.6 million exclusive of GST, with a fifteen (15) year lease contract to Sam's Seafood Properties Limited.

As a result of this transaction, Sam's Seafood Properties Limited will contribute over $1 million profit before tax to the Group in the second half of the current financial year.

8. CONTRIBUTED EQUITY

	December 2003 $000	December 2002 $000
(a) Issued capital		
Balance as at 1 July 2003 (including ordinary and preference shares)	29,159	18,673
Dividend reinvestment	1,367	1,233
New shares issued	-	1,050
Balance as at 31 December 2003	30,526	20,956

8. CONTRIBUTED EQUITY (continued)

	Ordinary Number of Shares	Preference Number of Shares
(a) Issued capital		
Balance as at 1 July 2003	23,858,934	2,207,350
Dividend reinvestment - 209,086 @ $3.29 allotted at 1/7/2003	209,086	-
Dividend reinvestment – 224,744 @ 3.04 allotted at 14/11/2003	224,744	-
Balance as at 31 December 2003	24,292,764	2,207,350

PITCHER PARTNERS
ACCOUNTANTS AUDITORS & ADVISORS

Level 21
300 Queen Street
Brisbane
Queensland 4000

Postal Address:
GPO Box 35
Brisbane Qld 4001
Australia

Tel: 07 3228 4000
Fax: 07 3221 6420

www.pitcher.com.au
info@pitcherqld.com.au

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL - OFFICES THROUGHOUT THE WORLD

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SAM'S SEAFOOD HOLDINGS LIMITED

Scope

The Financial Report and Directors' responsibilities

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for the Sam's Seafood Holdings Limited group ("the consolidated entity") for the half-year ended 31 December 2003. The consolidated entity comprises Sam's Seafood Holdings Limited ("the company") and the entities it controlled at the end of, or during, the half-year.

The Directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have conducted an independent review of the financial report in order for the company to lodge the financial report with the Australian Securities & Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with Accounting Standard AASB 1029 : Interim Financial Reporting, other mandatory professional reporting requirements in Australia and the Corporations Act 2001, a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review procedures were limited to:

i) inquiries of the company's personnel of certain internal controls, transactions, significant accounting estimates and individual items; and
ii) analytical procedures applied to financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SAM'S SEAFOOD HOLDINGS LIMITED (continued)

Review Approach (continued)

The Australian Auditing Standards do not require, and we have not undertaken, an analysis of the appropriateness of the business decisions made by the Directors or management.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Review Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Sam's Seafood Holdings Limited group is not in accordance with:

a) the Corporations Act 2001, including:

   i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and
   ii) complying with Accounting Standard AASB 1029 : Interim Financial Reporting and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements.

Pitcher Partners

R C Brown
Partner

Brisbane, 26 February 2004